Exhibit 99.2

January 9, 2014

Mr. Harold L. Hickey
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700
Dallas, Texas 75251

Dear Mr. Hickey:

In accordance with your request, we have audited the estimates prepared by EXCO Resources, Inc. (EXCO), as of December 31, 2013, of the proved reserves and future revenue to the EXCO interest in certain oil and gas properties located in Louisiana, Pennsylvania, Texas, and West Virginia. It is our understanding that the proved reserves estimated in this report constitute approximately 85 percent of all proved reserves owned by EXCO. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for EXCO's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth EXCO's estimates of the net reserves and future net revenue, as of December 31, 2013, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	160.3	36.2	481,926.0	899,058.9	633,519.9
Proved Developed Non-Producing	2.7	17.1	12,665.5	25,016.1	13,914.2
Proved Undeveloped	0.0	0.0	356,797.5	209,512.5	27,208.1

Total Proved	162.9	53.3	851,389.1	1,133,587.5	674,642.1
Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of EXCO are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of EXCO's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by EXCO in preparing the December 31, 2013, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by EXCO.

The estimates shown herein are for proved reserves. EXCO's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by EXCO are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2013. For oil and NGL volumes, the average West Texas Intermediate spot price of $96.78 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.670 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $89.72 per barrel of oil, $41.46 per barrel of NGL, and $3.479 per MCF of gas.

Operating costs used by EXCO are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties are limited to direct lease- and field-level costs and EXCO's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Capital costs used in this report were provided by EXCO and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of EXCO's future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. Operating costs and capital costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of EXCO and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of the proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by EXCO with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of EXCO's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by EXCO, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By: /s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By: /s/ Robert C. Barg	By: /s/ William J. Knights
Robert C. Barg, P.E. 71656	William J. Knights, P.G. 1532
Senior Vice President	Vice President

Date Signed: January 9, 2014	Date Signed: January 9, 2014

RCB:DCC

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

CERTIFICATES OF QUALIFICATION

The reserves estimates shown herein have been independently evaluated by Netherland, Sewell & Associates, Inc. (NSAI), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Robert C. Barg, Mr. William J. Knights, and Mr. Thomas J. Tella II.

Mr. Barg has been practicing consulting petroleum engineering at NSAI since 1989.  Mr. Barg is a Licensed Professional Engineer in the State of Texas (No. 71658) and has over 30 years of practical experience in petroleum engineering, with over 24 years experience in the estimation and evaluation of reserves.  He graduated from Purdue University in 1983 with a Bachelor of Science Degree in Mechanical Engineering.

Mr. Knights has been practicing consulting petroleum geology at NSAI since 1991.  Mr. Knights is a Licensed Professional Geoscientist in the State of Texas, Geology (No.1532) and has over 32 years of practical experience in petroleum geosciences, with over 22 years experience in the estimation and evaluation of reserves.  He graduated from Texas Christian University in 1981 with a Bachelor of Science Degree in Geology and in 1984 with a Master of Science Degree in Geology.

Mr. Tella has been practicing consulting petroleum engineering at NSAI since 1978.  Mr. Tella is a Licensed Professional Engineer in the State of Texas (No. 77213) and has over 35 years of experience in the estimation and evaluation of reserves.  He graduated from Texas Tech University in 1972 with a Bachelor of Science Degree in Chemical Engineering.

Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying U.S. Securities and Exchange Commission and other industry reserves definitions and guidelines.